                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Farr Company
                               -----------------
                                (Name of Issuer)


                    Common Stock, Par Value $.10 per share
                        ------------------------------
                        (Title of Class of Securities)


                                  311648 10 9
                               -----------------
                                (CUSIP Number)


                                 David J. Farr
                       Trustee of M.S. Farr Family Trust
                       26161 Marguerite Parkway, Suite B
                        Mission Viejo, California 92692
                                (714) 348-0900
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 7, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with the statement: [X]

                               Page 1 of 6 Pages

                                 SCHEDULE 13D

CUSIP No.  311648 10 9
           -----------

1.   Name of Reporting Person

     David J. Farr

2.   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                         (b) [_]

3.   SEC Use Only

4.   Source of Funds

     AF, PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [_]

6.   Citizenship or Place of Organization

     United States

               7.   Sole Voting Power

                       442,750 shares of Common Stock, including
                       options to purchase 4,000 shares
Number of
Shares         8.   Shared Voting Power
Beneficially
Owned By               -0-
Each
Reporting      9.   Sole Dispositive Power
Person
With                   442,750 shares of Common Stock, including
                       options to purchase 4,000 shares

               10.  Shared Dispositive Power

                       -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     442,750 shares of Common Stock, including options to purchase 4,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

13.  Percent of Class Represented by Amount in Row (11)

     12.2%

14.  Type of Reporting Person

     IN

                                 SCHEDULE 13D

CUSIP No.  311648 10 9
           -----------

1.   Name of Reporting Person

     M.S. Farr Family Trust

2.   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                         (b) [_]

3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [_]

6.   Citizenship or Place of Organization

     United States

               7.   Sole Voting Power

                       393,750 shares of Common Stock
Number of
Shares         8.   Shared Voting Power
Beneficially
Owned By               -0-
Each
Reporting      9.   Sole Dispositive Power
Person
With                   393,750 shares of Common Stock

               10.  Shared Dispositive Power

                       -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     393,750 shares of Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

13.  Percent of Class Represented by Amount in Row (11)

     10.9%

14.  Type of Reporting Person

     OO

Item 1.   Security and Issuer.
- ------    -------------------

          This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), issued by Farr Company, a Delaware corporation (the "Company"), whose principal executive offices are at 2221 Park Place, El Segundo, California 90245.

Item 2.   Identity and Background.
- ------    -----------------------

          (a) This statement is filed by David J. Farr ("D.J. Farr"). On March 7, 1996, D.J. Farr was appointed trustee of the M.S. Farr Trust dated September 13, 1963 ("Trust"). As trustee, D.J. Farr has sole power to vote and dispose of all shares held by the Trust. This statement is also being filed by the Trust.

          (b) The business address of D.J. Farr and the Trust is 26161 Marguerite Parkway, Suite B, Mission Viejo, California 92692.

          (c) D.J. Farr is the owner of David J. Farr Insurance Services, an insurance business that provides financial consulting services and life insurance products. D.J. Farr is a financial consultant and life underwriter. The address of David J. Farr Insurance Services is set forth in Item 2(b) above. The Trust was established in 1963 by M. Spencer Farr and his wife Thalis J. Farr for their benefit and the benefit of their family.

          (d) Neither D.J. Farr nor the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) D.J. Farr has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) D.J. Farr is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          D.J. Farr has purchased 45,000 shares of Common Stock with funds furnished from his personal funds. In addition, D.J. Farr has options to purchase 4,000 shares of Common Stock granted under the Company's 1991 Stock Option Plan for Non-Employee Directors (the "Director Plan"). The Trust holds 393,750 shares of Common Stock, such shares were acquired with personal funds of
M. Spencer Farr and Thalis J. Farr.

Item 4.   Purpose of Transaction.
- ------    ----------------------

          The Trust was established by M. Spencer Farr and his wife Thalis J. Farr for their benefit and the benefit of their family. M. Spencer Farr was one of the founders of the Company and the father of D.J. Farr. M. Spencer Farr died in February 1996. In March 1996, D.J. Farr was appointed as trustee of the Trust. Currently, Thalis J. Farr is the sole beneficiary of the Trust and D.J. Farr has no economic interest in the shares of Common Stock held by the Trust. The shares are held in the Trust for investment purposes.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a) As of the close of business on April 2, 1996, the Trust held 393,750 shares of Common Stock and D.J. Farr owned 45,000 shares of Common Stock and options to purchase 4,000 additional shares of Common Stock. By reason of D.J. Farr's appointment as trustee of the Trust, D.J. Farr now has sole power to vote and dispose of all of the 393,750 shares of Common Stock held in the Trust. Accordingly, under the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, D.J. Farr may be deemed to be the beneficial owner of a total of 442,750 shares of Common Stock which represents 12.2% of the 3,625,524 shares of Common Stock outstanding on March 8, 1996 as reported in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement filed with the Securities and Exchange Commission on March 29, 1996. The shares held by the Trust represent 10.9% of the outstanding shares of the Company.

          (b) As of the date hereof, D.J. Farr has the sole power to vote and to dispose of 442,750 shares of Common Stock.

          (c) At the direction of D.J. Farr, the Trust elected to receive a cash distribution from the Company's ESOP instead of a stock distribution. As a result, the Company directed First Interstate Bank, as trustee of the ESOP, to sell 582.25 shares of Common Stock. On March 15, 1996, the shares were sold at a price of $9.125 per share for a total of $5,313.03. Within the last sixty days neither D.J Farr nor the Trust has made any other transactions in the Common Stock other than D.J. Farr's appointment as trustee of the Trust.

          (d) Not applicable.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect
- ------    --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          D.J. Farr's options to purchase 4,000 shares of Common Stock were acquired under the Director Plan. Such options consist of an option to purchase 2,000 shares at an exercise price of $6.00 per share and an option to purchase 2,000 shares at an exercise price of $6.00. As a non-employee director of the Company, D.J. Farr is entitled to receive an option to purchase 2,000 shares annually, with an exercise price equal to the fair market value of the Common Stock at the date of grant.

          Except as described herein, neither D.J. Farr nor the Trust has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

          None.

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996


                                            By: /s/ David J. Farr
                                                ________________________________
                                                David J. Farr


                                                M.S. Farr Family Trust


                                            By: /s/ David J. Farr
                                                ________________________________
                                                David J. Farr
                                                Trustee

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